Teradyne, Inc.

600 Riverpark Drive

North Reading, MA 01864

July 8, 2022

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tara Harkins and Dan Gordon

Re:	Comment Letter Dated June 27, 2022

Teradyne, Inc.

Form 10-K for the Period Ended December 31, 2021

Filed February 23, 2022

File No. 001-06462

Ladies and Gentlemen:

Teradyne, Inc. (the “Company”) respectfully submits this letter in response to the comment letter dated June 27, 2022 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comments in italics below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2021

Risks Associated with Operating a Global Business

We are subject to risks of operating internationally…, page 15

1.

We note your discussion here and on page 26 of your April 3, 2022 Form 10-Q related to inflation that it could affect your prices, demand for your products, your profit margins. We further note your disclosure that your test and industrial automation businesses will be impacted by supply constraints, which are in turn impacted by inflation. Please update this risk factor in future filings if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response to Comment 1:

In response to the Staff’s comment, in future filings the Company will update its risk factors to describe the material impact of inflationary pressures on the Company’s operations, if any, including by identifying the types of any such inflationary pressures and how the business may have been affected.

Securities and Exchange Commission Division of Corporation Finance	July 8, 2022

2.

We note your risk factor here and throughout the filing related to supply constraints. We further note from your Form 8-K dated April 27, 2022 that you continue to encounter material constraints in most product areas and that you provide wider than normal Q2 guidance range reflects those supply challenges. Specify in future filings and in more detail whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response to Comment 2:

In response to the Staff’s comment, in future filings the Company will specify in more detail whether supply constraints have had, and/or are reasonably likely to have, a material impact on the Company’s results of operations or capital resources. The Company will also quantify, to the extent possible, how the Company’s sales, profits, and/or liquidity have been impacted.

3.

Please consider including disclosures in future filings to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, from your supply chain disruptions. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response to Comment 3:

In response to the Staff’s comment, the Company will consider including in future filings disclosure regarding known trends or uncertainties resulting from mitigation efforts undertaken as a result of the Company’s supply chain disruptions. The Company will also explain whether any of the Company’s mitigation efforts in response to supply chain constraints introduce new material risks including those related to product quality, reliability or regulatory approval of products.

*    *    *

I hope that the foregoing has been responsive to the Staff’s comments. If you have any questions relating to the foregoing, please contact the undersigned at 1 (858) 761 6868.

Sincerely,

Teradyne, Inc.

By:	/s/ Sanjay Mehta
Name:	Sanjay Mehta
Title:	Vice President, Chief Financial Officer and Treasurer